Exhibit (a)(2)(B)

August 6, 2008

CONFIDENTIAL

Special Committee of the Board of Directors

Allergy Research Group, Inc.

2300 North Loop Road

Alameda, California 94502

Ladies and Gentlemen:

Duff & Phelps, LLC (“Duff & Phelps”) has been engaged to serve as independent financial advisor to the Special Committee of the Board of Directors (the “Special Committee”) of Allergy Research Group, Inc. (the “Company”) in connection with a contemplated transaction (the “Proposed Transaction”) as described below. Specifically, Duff & Phelps has been asked to provide the Special Committee with an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the Unaffiliated Public Holders (as defined herein) of common stock of the Company, of the consideration to be received by such holders in the Proposed Transaction (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder). For the purpose of this Opinion, the term “Unaffiliated Public Holders” shall be defined to include all stockholders other than any officers or directors of the Company, or any trusts controlled by, or established for the benefit of, such officers or directors.

Description of the Proposed Transaction

It is our understanding that the Proposed Transaction can be summarized as follows:

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Certain direct and/or indirect subsidiaries of Kikkoman Corp. (collectively, “Kikkoman”) will commence a tender offer to purchase 100% of the outstanding common stock of the Company for $1.33 per share in cash;

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The Company will grant Kikkoman an option to purchase additional common stock directly from the Company (the “Top Up Shares”), such that immediately after the exercise of the option, Kikkoman will hold one share more than 80% of the outstanding common stock of the Company after giving effect to the option exercise;

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Subsequent to completion of the tender offer and purchase of the Top Up Shares, if any, and subject to the other terms and conditions set forth in the Merger Agreement (as defined below) the Company will be merged with and into a subsidiary of Kikkoman Corp. and each share of common stock of the Company not already owned by Kikkoman will be automatically converted into the right to receive $1.33 in cash.

Special Committee of the Board of Directors

August 6, 2008

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of our Opinion included, but were not limited to, the items summarized below:

1.	Discussed the operations, financial conditions, future prospects, and projected operations and performance of the Company, as well as the Proposed Transaction with the management of the Company;

2.	Reviewed the Company’s annual report on Form 10-K for the years ended December 31, 2006 and 2007;

3.	Reviewed the Company’s quarterly report on Form 10-Q for the three months ended March 31, 2008;

4.	Reviewed the Company’s unaudited, management-prepared financial statements for the four years ended December 31, 2004 through 2007 and the three-month periods ended March 31, 2007 and 2008;

5.	Reviewed certain other financial and operating data concerning the Company;

6.	Reviewed other publicly available financial statements and other business and financial information regarding the Company and the industry in which it operates;

7.	Prepared certain financial forecasts which were reviewed and approved by management of the Company;

8.	Reviewed the draft Agreement and Plan of Merger by and among KI NutriCare, Inc., Longhorn Acquisition Corp., and the Company, dated August 2008;

9.	Reviewed the draft Tender and Support Agreement by and between KI NutriCare, Inc., Stephen A Levine, and Susan Levine, dated July 2008;

10.	Reviewed the draft Non-Competition Agreement by and between KI NutriCare, Inc. and Stephen A. Levine, dated August 2008;

11.	Reviewed the draft Employment Separation and General Release Agreement by and between the Company and Stephen A. Levine, dated August 2008;

12.	Reviewed the draft Non-Competition Agreement by and between KI NutriCare, Inc. and Susan Levine, dated August 2008;

13.	Reviewed the draft Employment Separation and General Release Agreement by and between the Company and Susan Levine, dated August 2008

Special Committee of the Board of Directors

August 6, 2008

14.	Reviewed the historical trading price and trading volume with respect to the Company Common Stock, and the publicly traded securities of certain other companies that we deemed relevant;

15.	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with those of certain other publicly traded companies that we deemed relevant;

16.	Compared certain financial terms of the Proposed Transaction to financial terms, to the extent publicly available, of certain other business combination transactions that we deemed relevant; and

17.	Conducted such other analyses and considered such other factors as we deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with your consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

3.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

4.	Assumed that information supplied to Duff & Phelps and representations and warranties made in the Agreement are substantially accurate;

5.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Agreement without any amendments thereto or any waivers of any terms or conditions thereof;

6.	Relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and

7.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

Special Committee of the Board of Directors

August 6, 2008

In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.

Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not been requested to, and did not: (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (b) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Agreement and the Transaction, or (c) advise the Special Committee, the Board of Directors, or any other party with respect to alternatives to the Proposed Transaction. In addition, Duff & Phelps is not expressing any opinion as to the market price or value of the Company Common Stock after announcement of the Proposed Transaction. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public shareholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

The basis and methodology for this Opinion have been designed specifically for the express purposes of the Special Committee and may not translate to any other purposes. This Opinion: (a) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (b) is not a recommendation as to how the Special Committee or any of the Company’s directors or stockholders should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (c) does not indicate that the consideration received is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Special Committee of the Board of Directors

August 6, 2008

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting this Opinion after the date hereof and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw this Opinion.

Subject to the prior written approval of Duff & Phelps, this Opinion may be included in its entirety in any proxy statement distributed to stockholders of the Company in connection with the Proposed Transaction or other document required by law or regulation to be filed with the Securities and Exchange Commission, and you may summarize or otherwise reference the existence of this Opinion in such documents, provided that any such summary or reference language shall also be subject to the prior written approval by Duff & Phelps. Except as described above, without our prior consent, this Opinion may not be quoted from or referred to, in whole or in part, in any written document or used for any other purpose.

Duff & Phelps has acted as financial advisor to the Special Committee, and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in the Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the engagement letter between the Company and Duff & Phelps, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ stating to the Special Committee that it is prepared to deliver its Opinion. During the past two years, Duff & Phelps has provided certain financial advisory services to Kikkoman Corp. for which it has received compensation. However, Duff & Phelps has not provided any services to Kikkoman that were in any way related to the Proposed Transaction. Other than this engagement and as stated above, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated. This Opinion has been approved by the internal opinion committee of Duff & Phelps.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the consideration to received in the Proposed Transaction is fair, from a financial point of view, to the Unaffiliated Public Holders of the common stock of the Company (without giving effect to any impacts of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Respectfully submitted,

/s/ DUFF & PHELPS, LLC

DUFF & PHELPS, LLC